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Tel: +65.6536.1161 Fax: +65.6536.1171
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UEN No. T09LL1649F

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VIA EDGAR
CONFIDENTIAL

Draft Registration Statement Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	VinFast Auto Pte. Ltd.
Confidential Submission of
Draft Registration Statement on Form F-4

Dear Sir or Madam:

On behalf of our client, VinFast Auto Pte. Ltd., a Singapore private limited company (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) in connection with a proposed business combination involving the Company and Black Spade Acquisition Co, a Cayman Islands exempted company (the “SPAC”), via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Draft Registration Statement includes the draft proxy statement of the SPAC relating to the proposed business combination.

The Company is currently a Singapore private limited company operating under the name “VinFast Auto Pte. Ltd.” Prior to the completion of the proposed business combination with the SPAC, the Company will convert to a Singapore public limited company. Upon such conversion, the Company will be known as VinFast Auto Ltd.

The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the enclosed Draft Registration Statement is being submitted via EDGAR to the Commission in draft form for the Staff’s review on a confidential basis.

The Company respectfully advises the Commission that the Company has not included in the Draft Registration Statement its audited financial statements for the year ended December 31, 2020 as an emerging growth company is permitted to omit the earliest of the three years of audited financial statements required by Item 8.A.2 of Form 20-F.

If you have any questions regarding the Draft Registration Statement, please contact Sharon Lau (sharon.lau@lw.com or +65 6437 5464) or Stacey Wong (Stacey.wong@lw.com or +65 6437 5450) of Latham & Watkins LLP.

Thank you for your time and attention.

Very truly yours,

/s/ Sharon Lau

Enclosure

c.c.	Le Thi Thu Thuy, Managing Director and Global CEO, VinFast Auto Ltd.
David Mansfield, Chief Financial Officer, VinFast Auto Ltd.
Stacey Wong, Esq., Partner, Latham & Watkins LLP
James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP